Mondee Holdings, Inc.

10800 Pecan Park Blvd.
Suite 315

Austin, Texas 78750

VIA EDGAR

December 1, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Tim Levenberg

Re:	Mondee Holdings, Inc. Registration Statement on Form S-1 Filed November 7, 2022 File No. 333-268198

Dear Mr. Levenberg:

Mondee Holdings, Inc., a Delaware Corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 21, 2022, regarding the Company’s Registration Statement on Form S-1 filed with the Commission on November 7, 2022 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing Amendment No. 1 to the Company’s Registration Statement with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Registration Statement on Form S-1 Filed November 7, 2022

General

1.	We note that you are registering the primary issuance of your common stock upon the exercise of outstanding, privately placed warrants. Please provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common stock to private placement purchasers as these shares appear to have been offered privately. Alternatively, please revise to clarify, if true, that any “primary issuance” of your common stock would be exclusively to third parties which did not purchase the privately placed warrants from you in the private placement that closed on September 29, 2022. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 134.02.

The Company respectfully advises the Staff that it has revised disclosures on the cover page and pages 1, 14, 127 and 153 of the Amended Registration Statement in response to the Staff’s comment to clarify that any “primary issuance” would be exclusively to third parties which did not purchase the privately placed warrants from the Company in the private placement that closed on September 29, 2022.

U.S. Securities & Exchange Commission

December 1, 2022

We thank the Staff for its review of the foregoing and Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, at michael.lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Prasad Gundumogula
Prasad Gundumogula
Chief Executive Officer
Mondee Holdings, Inc.

cc:

Michael S. Lee, Lynwood E. Reinhardt, Panos Katsambas, Reed Smith LLP